July 7, 2014	VIA EDGAR

Jennifer Thompson, Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Best Buy Co., Inc.
Form 10-K
Filed March 28, 2014
File No. 1-09595

Dear Ms. Thompson:

Best Buy Co., Inc. ("Best Buy," "we," "us" or "our") submitted an initial response on June 19, 2014, to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") concerning the above-referenced Form 10-K, as set forth in your letter dated June 5, 2014. Per the telephone conversation with Mathew Watson and Andrew Blume on June 25, 2014, we are providing the additional information below to supplement our initial response. For convenience, the staff's comment is shown below in bold text, followed by Best Buy's response.

Notes to Consolidated Financial Statements, page 61

Schedule II Valuation and Qualifying Accounts

5.
We have reviewed your response to comment 11 from our letter dated May 2, 2014. As it appears sales returns have a material impact on your financial statements, please include the allowance for sales returns rollforward in Schedule II or provide a similar disclosure within the footnotes to your financial statements. If you do not believe such information would be pertinent for investors, please provide us with a discussion of quantitative and/or qualitative considerations that support excluding this information from your filing. To assist us in understanding your response, please show us what your disclosure would have looked like had a rollforward of the allowance been included in your Form 10-K.

Response:

The following table provides a rollforward of our sales returns reserve for the three most recent fiscal years. This table should be considered in conjunction with our initial response to comment 5, which was submitted on June 19, 2014.

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Year ended February 1, 2014
Sales returns reserve	$14	$341	$(342)	$13
Year ended February 2, 2013 (11 months)
Sales returns reserve	$18	$361	$(365)	$14
Year ended March 3, 2012
Sales returns reserve	$15	$440	$(437)	$18

Best Buy Co., Inc. ("Best Buy") hereby represents that:

•	Best Buy is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can assist with your review of this letter, or if you have any questions regarding the information set forth herein, please telephone me at (612) 291-0236.

Sincerely,

/s/ SHARON L. McCOLLAM

Sharon L. McCollam
Chief Administrative Officer and Chief Financial Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Hubert Joly, Best Buy Co., Inc.
Mat Watson, Best Buy Co., Inc.
Scott Erickson, Deloitte & Touche LLP
Rhett Brandon, Simpson, Thacher & Bartlett LLP

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